Exhibit 99.1

Green Circle Decarbonize Technology Limited Prices $10,000,000 Initial Public Offering

Hong Kong, January 12, 2026 – Green Circle Decarbonize Technology Limited (the “Company” or “Green Circle”) (NYSE: GCDT), a Cayman Islands holding company that develops and manufactures Phase Change Material (PCM-TES) storage system in designs and applying on cooling and heating system though its Hong Kong subsidiary, Boca International Limited. The Company today announced the pricing of its initial public offering (the “Offering”) of 2,500,000 ordinary shares (“Shares”) at a public offering price of $4.00 per Share. The Shares are expected to begin trading on the NYSE American Market on January 13, 2026, under the ticker symbol “GCDT”.

The Company expects to receive aggregate gross proceeds of $10,000,000 from this Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 Shares at the public offering price, less the underwriting discounts.

The Company intends to use the net proceeds of the Offering for (i) construction of a factory to expand its production capacity (ii) the acquisition of necessary machinery for production; (iii) repayment of certain indebtedness and borrowings; and (iv) general working capital purposes.

The Offering is expected to close on January 14, 2026, subject to the satisfaction of customary closing conditions.

RBW Capital Partners LLC, whose securities and brokerage services are offered through Dawson James Securities, Inc., (“RBW”) is acting as the representative underwriter for the Offering, with Revere Securities LLC acting as the co-manager. Nauth LPC is serving as the Company’s U.S. securities’ counsel and Manatt, Phelps & Phillips, LLP is serving as counsel to the underwriter in connection with the Offering.

The Shares described above were offered by the Company pursuant to a registration statement on Form F-1, as amended (File Number: 333-276943), that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2025. The Offering is being made only by means of a prospectus, forming a part of the effective registration statement. A copy of the final prospectus relating to the Offering, when available, may be obtained from RBW Capital Partners LLC, whose securities and brokerage services are offered through Dawson James Securities, Inc., 101 North Federal Highway, Suite 600, Boca Raton, FL 33432, or by calling +1 (561) 391-5555 or by logging on to the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com